Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Karuna Therapeutics, Inc.:

We consent to the use of our report dated February 25, 2021, with respect to the consolidated balance sheets of Karuna Therapeutics, Inc. and subsidiary as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive loss, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting, incorporated by reference herein.

/s/ KPMG LLP

Boston, Massachusetts

February 25, 2021